INVEST IN **SWITCH MARITIME**

The world's first hydrogen powered ferry


SWITCH

switchmaritime.com San Francisco CA

Hardware | Infrastructure | Technology | Social Impact | Hard Tech

Highlights

1. BREAKTHROUGH: SWITCH is completing the world's first hydrogen-powered ferry
2. LAUNCHING NOW: Construction on vessel #1 started in 2019, now 98% complete w/ launch in ~30 days
3. ZERO-CARBON: Hydrogen creates no exhaust or smoke.. our ferry only produces pure (drinkable) water!
4. MARKET: U.S. ferry fleet is aging and in need of renewal, with addressable market of $3+ billion
5. TRACTION: Vessel #1 is contracted to one of the largest ferry operators in US
6. SCALE: Industry partnerships in place to rapidly expand fleet in next 24-36 months
7. COMPETITIVE ADVANTAGE: Vessel #1 experience creates expertise moat around tech/regulatory blueprints
8. TEAM: Multi-decade track record in clean energy finance and ship owning & operating

Our Team



Pace Ralli Founder / CEO

Serial entrepreneur and investor with energy and finance background, focused exclusively on the decarbonization of the maritime transportation industry since 2012. Father, husband, skier, surfer and connoisseur of beach games.

> While my good friend and I were backcountry skiing in May 2012, he asked me if I could the apply the clean energy financing I was doing in large real estate buildings to his company's ships... I was blown away by how big ships were, and

how much energy they used. It's such a fascinating industry, and there is so much we can do to decarbonize it.



Trinity Wells CFO

Recovering investment banker performing financial planning, budgeting, and forecasting officer roles for promising and inspiring early-stage companies and investment firms. Mother, hiker, camper and skier.



Elias Van Sickle Commercial Development & Operations

Oversees vessel construction teams, project management, partnerships and new business development. Kiteboarder and surfer.

SEE MORE

The world's first hydrogen-powered ferry

The Problem... Ferries Today Burn Diesel



via Imgflip

- Maritime shipping emits over 1 billion tons of CO_2 per year.
- 1000 (+/-) ferries in the U.S. all burning diesel.
- U.S. ferries average age = 27 years. Ferry fleet requires near-term renewal.
- Ferries are critical transportation infrastructure and carry 126 million passengers and 27 million vehicles per year according to the National Census of Ferry Operators.

The Solution... Start the Transition to Decarbonized Vessels




via Imgflip

- Apply existing clean energy tech to maritime industry.
- Leverage grants, seed capital, and project financing.
- Establish technology and regulatory blueprints for hydrogen vessels, then scale the fleet.
- Launch vessel #1 as proof of concept that acts as the first domino for industry adoption.

Vessel #1 is 98% Complete and Launching Within 30 Days



Next Steps...

- Complete final vessel construction at shipyard in Bellingham, WA.
- Launch vessel and receive U.S. Coast Guard approval.
- Transport vessel to San Francisco Bay Area.
- Start three-month data collection period for California Air Resources Board.
- Enter commercial operation on lease to existing ferry operator.

Creating a Differentiated Rider Experience


via Imgflip

- Customizable interior layouts.
- Cruise silently. No engine noise or vibration.
- No diesel fumes.

- COVID-ready layouts possible, with cabin air replaced every 4 minutes.

Project Partners


Project Manager
SWITCH
MARITIME
Vessel Design & Construction
HORNBLOWER
ALL AMERICAN MARINE
Incat Crowther
Technology Vendors & Equipment Integrators
ZERO
Cummins
HEXAGON COMPOSITES
BAE SYSTEMS
Grant Funding, Loan Guarantee & Data Collection
CALIFORNIA CLIMATE INVESTMENTS
CALIFORNIA AIR RESOURCES BOARD
BAY AREA AIR QUALITY MANAGEMENT DISTRICT
IBank
California Infrastructure and Economic Development Bank
Nor-Cal FDC
Sandia National Laboratories

- SWITCH has assembled and manages team of best-in-class partners to support the construction and operation of the Sea Change.
- Project has strong municipal support with $3 million grant from the California Air Resources Board (CARB) through the Bay Area Air Quality Management District (BAAQMD), the administrator of the grant.
- Project has a loan guarantee secured through BAAQMD Climate Tech Finance program in partnership with IBank and Nor-Cal FDC.
- Data produced by the vessel's hydrogen fuel cell powertrain will be analyzed by Sandia National Laboratories, supporting the technological and economic viability of fuel cells in maritime applications.

Project Timeline


Q3 2016
Hydrogen Vessel Deemed Feasible
Sandia National Lab study demonstrates feasibility of commercial maritime vessel powered by hydrogen fuel cells
Q2 2018
Grant Funding
Project receives $3m grant from the California Air Resources Board (CARB)
Q2 2019
Construction Phase 1
Aluminum fabrication of hull structure started at Bay Ship & Yacht in Alameda, CA
Q2 2020
Construction Phase 2
Vessel is transferred to Washington where equipment installation starts at All American Marine shipyard
Q3 2020
Bank Loan & Loan Guarantee Secured
SWITCH secures loan guarantee from NorCal FDC and construction loan from KeyBank
Q1 2021
Fueling & Operational Procedures
Hydrogen bunkering procedures, site safety plans, and emergency procedures codified
TODAY
Q2 2021
Q2 2021
Construction Complete
Launch for sea trials and first fueling
Q3 2021
Commence Operation in the S.F. Bay Area
Start data collection period for CARB followed by commercial operation
Q4 2021
Scale the Fleet
Build additional zero-carbon ferries to deploy across the U.S.

Note: This slide contains forward-looking information that cannot be guaranteed

Why Hydrogen?


1
H
Hydrogen
1.008

- Hydrogen is the simplest, most abundant element on earth.
- Hydrogen is a zero-carbon fuel that can help abate emissions from heavy-duty, hard-to-decarbonize sectors like maritime shipping.
- Hydrogen fuel cell power systems have been safely used in the U.S. and around the world for years in passenger cars, buses, trains, forklifts and more.
- 70 million tons of hydrogen are produced globally, with 10 million tons produced in the U.S. on an annual basis.
- Hydrogen is projected to experience rapid growth of ~30% per year, with an addressable market of ~$1 trillion.

Proven Clean-Energy Technologies


Fuel Cell
360 kW PEM fuel cell
Battery
100 kWh energy storage
H2 Storage
246 kg hydrogen storage
Electric Propulsion
2 x 300 kW electric motors

- Fuel cells and batteries are modular and scalable, able to power vessels of all sizes.
- The fuel cells onboard the *Sea Change* take in hydrogen and produce electricity. The only byproduct of the chemical reaction is pure water (H2O).
- Zero-emissions powertrain systems require less maintenance than diesel engines.
- Battery provides additional power to boost speed.

Previous Media Coverage


Forbes
An E-Ferry For A Morning Commute? Of Course It's In San Francisco
ars TECHNICA
Group to fund and operate first hydrogen fuel ferry fleet in the US


MARINELINK
SW/TCH Maritime Funds H2 e-Ferry
CBSN BAY AREA
Bay Area Company Closer To Launch Of Zero-Emission Hydrogen Fuel Cell Ferry
FuelCellsWorks
SW/TCH Maritime Funds the Construction of the First Zero-Emissions e-Ferry in the US, Powered by Hydrogen Fuel Cell
SAFETY4SEA
US's first zero-emissions e-ferry to run on hydrogen fuel cell

- Widespread media coverage to-date by major outlets and maritime publications.
- SWITCH sees upcoming inflection point based on nationwide/worldwide interest in deployment of vessel #1, driving inbound deal flow.

Business Model


SW/TCH
Build / Convert
Fuel / Charge
Lease Vessel
Fuel Supply Agmt
Existing Operator
Crew
Operate

- Build and own a fleet of zero-carbon ferries.
- Earn profits from vessel leases in several strategic ferry markets.
- Continue building valuable IP from technology and regulatory blueprint for hydrogen-powered ferries.
- Take advantage of grant opportunities, loan guarantee programs, and municipal subsidies that support decarbonization.

Vessel Ownership Structure


SW/TCH MARITIME
Vessel Income
Future Projects
SWITCH E-Ferry #1 LLC
SWITCH E-Ferry #2 LLC
SWITCH E-Ferry #3 LLC
SWITCH E-Ferry #4 LLC
SWITCH E-Ferry #5 LLC

- Each vessel SWITCH builds is held in a special purpose vehicle (SPV), in which SWITCH will have direct ownership or profits interests.
- Income generated by lease revenues from each vessel SPV will be used to pay vessel expenses and debt service, and remaining income is distributed to equity ownership.
- The proceeds from the fundraise will be used for the completion and direct ownership into the SPV for vessel #1 (% of ownership depending on size of

fundraise).

- SWITCH will therefore earn its pro rata share of the income from vessel #1, and from the profits interests secured in any future vessels.

Pro Forma Financial Projections

($ Amounts in Millions)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Vessels Launched	1	2	4	8	10	0	0	0	0	0
Total Vessels Leased	0	3	7	15	25	25	25	25	25	25
Value of Vessels Leased	$10.00	$23.20	$49.59	$102.38	$168.36	$168.36	$168.36	$168.36	$168.36	$168.36
Vessel Income - Ferry #1	$0.12	$0.24	$0.24	$0.24	$0.24	$0.24	$0.24	$0.24	$0.24	$4.10
Grants/Reimbursements - Ferry #1	$0.18	$0.30	-	-	-	-	-	-	-	-
Vessel Income - Fleet Expansion	-	$0.07	$0.40	$0.93	$1.59	$1.59	$1.59	$1.60	$1.59	$21.45
Expenses	($0.50)	($0.50)	($0.30)	($0.30)	($0.30)	($0.30)	($0.30)	($0.30)	($0.30)	($0.30)
Net Profit	($0.19)	$0.11	$0.34	$0.88	$1.54	$1.54	$1.54	$1.54	$1.54	$25.24
Cumulative Distributions to Investors	-	-	$0.25	$1.13	$2.67	$4.20	$5.74	$7.28	$8.81	$34.05


Millions
Net Profits
Upside Case
Base Case
Exit Proceeds - Base Case
# of Ferries Leased
Year
Distributable Profits
# of Ferries

*These projections are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking projections necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

- Pro forma above demonstrates financial projections if SWITCH raises $2.5m from WeFunder, and subsequently owns 40% of vessel #1.
- Base case projections assume SWITCH continues to build and lease 24 more ferries over the next 5 years (25 ferries total) with 10% profits interest in each vessel SPV.
- Blue bars represent the vessel income over 10 years from the 25 ferries, followed by a sale/exit of the entire fleet in year 10 at a base-case assumption of 8x EBITDA multiple.
- Base case demonstrates cumulative total investor distributions of ~$34 million by year 10, and there is strong potential for an upside case of 50+ ferries built (profits not displayed).

Why now? The timing couldn't be better


SWITCH
CO2
All Fleets Transitioning
To Zero-Carbon
Regulatory Tailwinds
First Mover Advantage
Valuable IP &
Powerful Partnerships

- All light- and heavy-duty transportation sectors are currently accelerating the

- All light- and heavy-duty transportation sectors are currently accelerating the transition to electrification and low-carbon future.
- Increasingly stringent emissions regulations on the horizon for maritime industry.
- Solidify position as first-mover and best-in-class partner for zero-carbon vessel projects.
- Developed valuable IP and industry/operator partnerships, paving path for programmatic deployment of vessels across U.S. and globally.

Why now? The technology is ready...


Total Cost of Ownership for Regional Ferry
USD/km
Diesel
Fuel Cell
Battery
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2020
2025
2030
2035
2040
2045
2050
Cost parity achieved
15 km round trip
Passenger ferry with 500 kW motor power

*SWITCH Maritime Proprietary Data

- Cost of fuel cell and hydrogen production equipment are declining rapidly (parallels to solar, battery, EV costs).
- Total Cost of Ownership ("TCO") for zero-carbon ferries expected to reach parity with diesel in 5-7 yrs.
- Current cost of building zero-emissions vessels has crossed viability threshold, where TCO premiums can be offset by incentives / grants (e.g. Federal / DOE, State grants, etc).

Why now? The U.S. ferry fleet is ready...


Passenger and Vehicle Boarding Counts
10 million
1 million
100,000
Passenger boardings
Vehicle boardings
All boarding data supressed
Passenger boarding data supressed
0 120 240 Miles
Service Layer Credits: Esri, HERE,

Credit: 2018 National Census of Ferry Operators

- Ferries are a great fit due to shorter routes, smaller vessels and single fueling point.

- U.S. ferry fleet entering critical average age of ~30 years old, where scrapping / replacement is expected to accelerate.
- Operators need future-proofed solutions that will prevail in the face of increasingly stringent emissions regulations.
- Cities/municipalities are looking for solutions to help achieve sustainability / carbon goals.
- Window exists to prevent new diesel ferries from being built and producing carbon emissions for another 30 years.

Why now? We can't afford to wait any longer...



Design and technical measures
Operational measures
Emissions gap to fill using innovative measures, fuels and technologies
Business-as-usual emission scenario
CO2 [mill tonnes]
3500
3000
2500
2000
1500
1000
500
0
2010
2015
2020
2025
2030
2035
2040
2045
2050

Credit: IMO Action to Reduce Greenhouse Gas Emissions from International Shipping

- The International Maritime Organization (IMO) has set a target reduction of the total annual GHG emissions from international shipping by at least 50% by 2050 compared to 2008 (green path above).
- Decisive action is needed to avoid increased emissions under business-as-usual scenario.
- “Winning slowly is the same as losing” - Bill McKibben. Now is the time because waiting isn't an option.